Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGE IN DIRECTORATE

Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 23 January, 2009:

1.	Mr. Zhou Jie (“Mr. Zhou”) was appointed as Non-Executive Director of the Company; and

2.	upon the appointment of Mr. Zhou, Mr. Wang Zheng Gang (“Mr. Wang”) resigned as Non-Executive Director of the Company and was appointed as Alternate Director to Mr. Zhou.

Mr. Zhou, aged 41, is an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. He is also an executive director and the executive vice president of Shanghai Industrial Investment (Holdings) Co. Ltd. and a director of Shanghai Industrial Pharmaceutical Investment Co. Ltd., Chia Tai Qingchunbao Pharmaceutical Co. Ltd., Shanghai Sunway Biotech Co. Ltd. and The Wing Fat Printing Co. Ltd., a non-executive director of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co. Ltd. and the chairman of the supervisory committee of Bright Dairy and Food Co. Ltd. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was formerly the deputy general manager of the investment banking head office of Shanghai Wanquo Holdings Ltd. (now Shenyin & Wanguo Securities Co. Ltd.) and previously held the positions of the chairman and general manager of Shanghai S.I. Capital Co. Ltd. He has over 10 years’ experience in investment banking and capital markets operation.

Mr. Zhou will hold the office of a Class III Non-Executive Director of the Company until the next following annual general meeting of the Company at which he shall be eligible for re-election. If re-elected, Mr. Zhou will hold office until the 2010 annual general meeting of the Company.

Mr. Wang, initially appointed as a director of the Company on 30 August 2007, resigned as a Class III Non-Executive Director of the Company on 23 January 2009, and on the same day, was appointed as Alternate Director to Mr. Zhou. Mr. Wang confirmed that he had no disagreement with the Board and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Wang for his valuable service and contribution to the Company as a Non-Executive Director and welcome his continued role as Alternate Director of the Company.

Mr. Wang is the chief representative of the Shanghai representative office of Shanghai Industrial Holdings Limited and chairman of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd. and a director of Shanghai Urban Development (Holdings) Co. Ltd. and Shanghai Hu-Ning Expressway (Shanghai Section) Co., Ltd. He was the head of Shanghai Dongfeng Rubber No.2 Factory, principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in economics and has over 30 years’ experience in enterprise management.

Mr. Wang will serve as the Alternate Director to Mr. Zhou, the Non-Executive Director of the Company. Mr. Wang’s appointment is effective so long as Mr. Zhou remains to be a Director of the Company or his appointment has not been revoked by Mr. Zhou.

Save for the fact that Mr. Zhou is an executive director and Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited, a substantial shareholder of the Company, Mr. Zhou and Mr. Wang are not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company, nor are they interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie and Wang Zheng Gang (alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

29 January, 2009